UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cheetah Mobile Inc.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

163075 1041

(CUSIP Number)

Kingsoft Corporation Limited

Kingsoft Tower

No.33 Xiaoying West Road

Haidian District, Beijing 100085

People’s Republic of China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of Kingsoft Corporation Limited (“Kingsoft”), with respect to the Class A ordinary shares, par value $0.000025 per share (“Class A Ordinary Shares”), of Cheetah Mobile Inc., a Cayman Islands company (the “Issuer”). The Class A Ordinary Shares beneficially owned by Kingsoft were previously reported on a Schedule 13G filed on February 13, 2015, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1      This is the CUSIP number for the American depositary shares, each representing ten Class A ordinary shares of the Issuer.

CUSIP No.	163075 104

1	Names of Reporting Persons Kingsoft Corporation Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 275,161,571 Ordinary Shares(1)
	8	Shared Voting Power 399,445,025 Ordinary Shares(2)
	9	Sole Dispositive Power 674,606,596 Ordinary Shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 674,606,596 Ordinary Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 47.2%(3)
14	Type of Reporting Person (See Instructions) CO

(1)         Includes (i) 5,040,877 Class A Ordinary Shares, (ii) 6,759,670 Class A Ordinary Shares represented by ADSs, and (iii) 263,361,024 Class B Ordinary Shares, beneficially owned by Kingsoft Corporation Limited. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(2)         Represents 399,445,025 Class B Ordinary Shares held by Kingsoft Corporation Limited.

(3)         The calculation is based on 1,430,736,715 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2017, as disclosed in the Issuer’s annual report on Form 20-F filed with the Commission on April 26, 2017, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Item 1.         Security and Issuer.

This Schedule 13D relates to the Class A Ordinary Shares of the Issuer, including Class A Ordinary Shares represented by American depositary shares (the “ADSs”), each representing ten Class A Ordinary Shares, of Cheetah Mobile Inc. (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands. The ADSs are listed on the New York Stock Exchange (“NYSE”) under the symbol “CMCM.” The Issuer has also issued Class B ordinary shares, par value $0.000025 per share (“Class B Ordinary Shares”).

The principal executive offices of the Issuer are located at Building No. 8, Hui Tong Times Square, Yaojiayuan South Road, Beijing 100123, People’s Republic of China.

Item 2.         Identity and Background.

(a)—(c), (f)                                   This Schedule 13D is being filed by Kingsoft, a company continued as a company with limited liability under the laws of the Cayman Islands (the “Reporting Person”). Kingsoft is principally engaged in (i) research and development of games, (ii) provision of online games, mobile games and casual game services, (iii) provision of cloud storage and cloud computation services, and (iv) design, research and development and sales and marketing of office software products and services of WPS Office. Kingsoft’s business address is Kingsoft Tower, No. 33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Kingsoft are set forth in Schedule A hereto and are incorporated herein by reference.

(d), (e)             During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Person and Mr. Fu (as defined in Item 4) may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Person.

The descriptions of the principal terms of the Kingsoft Voting Proxy (as defined in Item 4) under Item 4 are incorporated herein by reference in its entirety.

Item 4.         Purpose of Transaction.

On February 12, 2017, the Reporting Person and Sheng Fu (“Mr. Fu”) entered into a voting proxy agreement (the “Kingsoft Voting Proxy”), pursuant to which the Reporting Person agreed to designate Mr. Fu as its proxy to exercise on its behalf voting rights pertaining to up to 399,445,025 Class B Ordinary Shares that it owns at any shareholders’ meeting of the Issuer, subject to certain additional rights and obligations of Mr. Fu and the Reporting Person, including, among other things, (i) prohibitions on Mr. Fu from participation or investment in any businesses competing with the principal businesses of the Issuer and the Reporting Person, (ii) Mr. Fu’s obligation to use best efforts to retain the Issuer’s core management team, (iii) the Reporting Person’s right to revoke the voting proxy in the event that Mr. Fu breaches the aforementioned undertakings under (i) and (ii)(collectively, the “Undertakings”), and (iv) agreement to increase the size and change the composition of the Issuer’s current nine-member board of directors, such that there will be 11 directors, including three directors from the Issuer’s management, one director designated by the Reporting Person, one director designated by Tencent Holdings Limited, and six independent directors. The six independent directors shall be nominated by Mr. Fu and agreed upon by the Reporting Person (such agreement about the Issuer’s board composition, the “Board Composition Agreement”).

The Kingsoft Voting Proxy became effective on October 1, 2017 and will terminate if Mr. Fu breaches the Undertakings, by mutual written agreement between Mr. Fu and the Reporting Person, or the Reporting Person has disposed of all the shares delegated to Mr. Fu under the Kingsoft Voting Proxy, each in accordance with the terms of the Kingsoft Voting Proxy.

References to the Kingsoft Voting Proxy in this Schedule 13D are qualified in their entirety by reference to the Kingsoft Voting Proxy, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Person has no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)—(b)     The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is based on 1,430,736,715 Ordinary Shares (including Class A and Class B Ordinary Shares) outstanding as of March 31, 2017, as disclosed in the Company’s annual report on Form 20-F filed with the SEC on April 26, 2017, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Holders of Class A Ordinary Share and Class B Ordinary Share have the same rights except for voting and conversion rights. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

By virtue of the Board Composition Agreement set forth in the Kingsoft Voting Proxy as described herein, the Reporting Person and Mr. Fu, who is not a Reporting Person on this Schedule 13D, may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. By virtue of the terms set forth in the Kingsoft Voting Proxy, the Reporting Person may be deemed to share the voting power pertaining to up to 399,445,025 Class B Ordinary Shares that it beneficially owns with Mr. Fu. Except as otherwise stated herein, the Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by Mr. Fu.

Except as disclosed in this Schedule 13D, neither the Reporting Person nor any of the persons listed in Schedule A hereto beneficially owns any Ordinary Shares or have the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, neither the Reporting Persons nor any of the persons listed in Schedule A hereto presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule A hereto has effected any transaction in the Ordinary Shares during the past 60 days.

(d)  Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Kingsoft Voting Proxy under Item 4 are incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.         Material to be Filed as Exhibits.

Exhibit No.	Description
A	Voting Proxy Agreement, dated February 12, 2017, by and between Mr. Fu and Kingsoft.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2017

Kingsoft Corporation Limited

By:	/s/ Yuk Keung Ng
Name: Yuk Keung Ng
Title: Director

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS

Kingsoft Corporation Limited

The business address of the following individual is c/o Kingsoft Corporation Limited, Kingsoft Tower, No. 33, Xiaoying West Road, Haidian District, Beijing 100085, People’s Republic of China.

Name	Country of Citizenship
Director:
Tao Zou	People’s Republic of China
Yuk Keung Ng	Hong Kong
Jun Lei	People’s Republic of China
Pak Kwan Kau	Hong Kong
Chi Ping Lau	Hong Kong
Shun Tak Wong	Hong Kong
David Yuen Kwan Tang	Hong Kong
Wenjie Wu	Hong Kong

Executive Officers:
Tao Zou	People’s Republic of China
Yuk Keung Ng	Hong Kong
Sheng Fu	People’s Republic of China
Yulin Wang	People’s Republic of China
Wei Liu	People’s Republic of China